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SARASIJA INC

America's First 24x7 live Telugu Radio channel

Follow Sarasija Inc to be notified if they later decide to raise funding.

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radiosurabhi.com Lewisville, TX

Highlights

1. We are the first ever 24x7 Telugu Radio Station in America, providing 14 hours of live entertainment

2. From 20K listeners a week - 20K a day , from 4 member team - 40, we came a long way in just 2 years.

3 When opportunity knocks open the door is what I believe. Opportunity came and we opened doors.

4 Telugu community in USA is one of the strongest community making an impact in all fields in US.

5 There is no one Media to act as a bridge to share the info/news amongst people

Featured Investor

 **Sasi Kanth Vallem**
Syndicate Lead

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Invested $5,000 ⓘ

"I have personally enjoyed power of Radio Surabhi branding on my farming business in USA. I am personally convinced about the possibilities of National level radio enterprise for business and the revenues it can generate. I see that the team that's Operating the company is strong willed and efficient to grow the company to great levels. Looking forward to be part of the Radio Surabhi journey that's targeting to bring people and businesses together with entertainment angle."

Our Team

 **Rajeswari Udayagiri**   CEO

Former vice president of Citi bank DB marketing, bringing Telugu media to the US.

 **Sasi Kanth Vallem**   Advisor

25 Years of IT expertise. Expertise establishing greenhouse farming across India and USA. Expertise in precision farming and large enterprise management

Radio Surabhi - Telugu Media Hub





www.radiosurabhi.com

Radio Surabhi 104.9 FM HD4

Media Kit

Radio Surabhi

Hello from the **FOUNDER**

My journey in the media and entertainment industry began as a television anchor and artist, where I gained recognition and prominence. Despite a successful career in IT, my passion for media never waned. This passion led me to establish Sarasija Theatres, the first Telugu theatre company in the United States.

After 22 years in the corporate world, I took the plunge into media and entertainment, founding Radio Surabhi, the first 24-hour Telugu radio station in the U.S. Launched in 2023, Radio Surabhi offers a rich blend of Telugu melodies, current events, discussions, and entertainment, captivating the Telugu-speaking audience nationwide.

With exceptional programming, charismatic presenters, and a deep reverence for Telugu culture, Radio Surabhi has become a beacon of light for Telugu listeners across the nation. My journey is a testament to passion, dedication, and the relentless pursuit of dreams, with Radio Surabhi standing as a shining symbol of this adventure.



About Radio Surabhi

In the heart of Dallas, a unique echo resonates, one that heralds the dawn of America's first 24/7 Telugu radio channel, where quirky openings, reminiscent of beloved Telugu movie dialogues, dance through the airwaves. Welcome to Radio Surabhi, where the frequency 104.9 HD4 is not just a number but a portal to a world where over 100k listeners find solace and connection. From decoding generational trends for everyone to offering daily doses of mental and physical wellness with conscious living, from delivering a concise news bulletin spanning the US and India to becoming a trusted companion during evening commutes, Radio Surabhi caters to all, ensuring the Telugu diaspora remains rooted in their cultural heritage.





అమెరికాలో
తెలుగు
నేస్తం!

Radio Surabhi

What we Do

www.radiosurabhi.com

Building bridges of joy, knowledge and shared experiences for Telugites across Texas and beyond, through engaging entertainment, informative infotainment and vibrant community events





- Talk Shows
- Radio on Wheels
- Celebrity interviews
- Telugu music
- kids shows
- Game Shows
- Events
- Telugu literature

















Radio Surabhi

www.radiosurabhi.com

Behold the enchantment we spun in two years ...

Over 100k Weekly listeners

1M Overall listeners reached

Around 300k Social Media Reach







Our Annual event Radio Surabhi Jaathara season 1 &3 with over 4000+ people celebrating cultural spirit

Dallas Telugu Population

www.radiosurabhi.com

Over **250k Telugu** residents in Dallas

అమెరికా లో తెలుగు నేస్తం

Based on latest estimates, it is believed that there are around **250k people residing in the Dallas** Metropolitan area. this makes Dallas one of the largest hubs for the Telugu diaspora in the united states

Tapestry of Dallas' Rich Telugu community is woven from several threads.

- Economic opportunities
- Establishes Telugu Community
- Family Reunification
- Educational Institution





390k
Total Listening hours

Demographics
Indian's population growth

45%   55%

45%
engagement rate

Our Social Media

With an active user base on **Instagram, Facebook, Whatsapp and Youtube,** Radio Surabhi reaches it's listeners in more than one way!

www.radiosurabhi.com

12.7k **300k** **100%**
Followers   Reach   Quality content









Reach	
Last 90 Days	Apr 20 - Jul 18
329,600	
Accounts reached	
4.7% from ads	
+22.3% 1.2% Followers	+46.7% 98.8% Non-followers
Impressions	1,102,198 +11.4%

Profile activity 19,316
vs Jan 21 - Apr 19   +9.6%

Profile visits   18,864
                    +11.3%

---

www.radiosurabhi.com

Surabhi Spotlight

In house Magazine

As a melting pot of cultures, experiences, and aspirations, the Telugu community in America brings a rich tapestry of traditions, values, and stories to this diverse land.

Our magazine aims to celebrate and empower the Telugu diaspora by providing a platform to showcase their achievements, share their experiences, and connect with their roots. Whether you're a first-generation immigrant navigating the complexities of assimilation or a second-generation individual exploring your cultural identity, "SURABHI SPOTLIGHT" is here to inspire, inform, and unite our community.



JULY 2024   THE QUARTERLY

SURABHI SPOTLIGHT



WHY RADIO SURABHI?

Your voice of telugu in North America

As North America's sole Telugu 24x7 FM Radio Station, Radio Surabhi resonates with the Telugu community across the region, particularly in the Dallas-Fort Worth Metroplex where 95% of it's RJ's reside. Experience the unparalleled media reach and cultural connection that Radio Surabhi offers.



Coverage Map
KZMP 104.9FM HD4



TOLLYWOOD CELEBS WITH RADIO SURABHI...













అమెరికా లో తెలుగు నేస్తం

Stay Connected

Stay Connected

Social Media

@radiosurabhi

www.radiosurabhi.com

Contact us

+1 972-636-1966
admin@radiosurabhi.com

   

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